

Theresia R. Reisch
Vice-President, Investor Relations
and Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com


SEC MAIL PROCESSING
RECEIVED
MAR 20 2006
WASH. D.C.
209 SECTION

March 8, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

SUPPL

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the March 8, 2006 news release of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund




06012155

PROCESSED
APR 05 2006
THOMSON
FINANCIAL

Theresia R. Reisch
Superior Plus Inc.
Vice-President, Investor Relations
and Corporate Secretary

/encl.

h:\spif\SEC-ltr.doc

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)



Superior Plus Income Fund TSX: SPF.UN



SEC MAIL
PROCESSING
RECEIVED
MAR 2 0 2006
WASH. D.C.

Fourth Quarter and 2005 Earnings NEWS RELEASE and March 2006 Cash Distribution Notice

March 8, 2006

- **Q4 Distributable Cash Flow per trust unit declined 5% from the prior year period.**
- **Business diversification advanced with the $405 million acquisition of JW Aluminum ("JWA") on October 19, a leading manufacturer of specialty flat-rolled aluminum products.**
- **$200 million, 5.50% 10 year senior secured debentures issued on March 3, strengthening the balance sheet and diversifying credit sources.**
- **March 2006 distribution reduced to $0.185 per trust unit ($2.22 annualized) due to challenging business conditions.**

Distributable Cash Flow Per Trust Unit



$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$1.15
$1.24
$1.34
$1.38
$1.58
$1.71
$1.93
$2.34
$2.45(1)
$2.54
$2.35
1996 F
1997
1998
1999
2000
2001
2002
2003
2004
2005

(1) One time Management Internalization effect

(millions of dollars, except per trust unit amounts)	Three Months Ended December 31 2005	2004 (1)	Years Ended December 31 2005	2004 (1)
Financial				
Operating distributable cash flow				
Superior Propane	**31.9**	33.5	**94.2**	106.0
ERCO Worldwide	**24.2**	23.9	**93.1**	91.3
JW Aluminum	**8.6**	–	**8.6**	–
Winroc	**8.7**	6.3	**30.2**	14.4
Superior Energy Management	**1.8**	1.8	**5.3**	7.7
	75.2	65.5	**231.4**	219.4
Corporate costs	**(2.7)**	(2.4)	**(8.7)**	(5.9)
Interest	**(12.5)**	(7.3)	**(35.7)**	(29.1)
Distributable cash flow (see Note 1 to the Interim Consolidated Financial Statements)	**60.0**	55.8	**187.0**	184.4
Distributable cash flow per trust unit, basic	**$0.70**	$0.74	**$2.35**	$2.54
Distributable cash flow per trust unit, diluted	**$0.67**	$0.70	**$2.27**	$2.40
Average number of trust units outstanding (millions)	**85.4**	75.0	**79.7**	72.7
Operating				
Propane retail sales volumes (millions of litres)	**420**	438	**1,468**	1,544
Propane retail sales margin (cents per litre)	**15.5**	15.1	**15.8**	15.7
Total chemical sales (thousands of metric tonnes "MT")	**225**	170	**787**	649
Average chemical selling price (dollars per MT)	**496**	566	**519**	571
Aluminum sales (millions of pounds)	**71**	–	**71**	–
Aluminum gross profit per pound sales (cents per pound)	**17.5**	–	**17.5**	–
Gigajoules ("GJ") of natural gas sold (millions)	**9**	7	**37**	28
Natural gas sales margin (cents per GJ)	**47.8**	48.9	**39.2**	47.9

(1) Restated to give retroactive effect to change in accounting for natural gas customer acquisition costs. (See Note 2(b) to the Interim Consolidated Financial Statements).

Q4 Highlights:

- ✓ Distributable cash flow per trust unit of $0.70, down 5% from Q4 last year as an 8% increase in distributable cash flow was more than offset by a 14% increase in the average number of trust units outstanding.
- ✓ Superior Propane results impacted by weather, equipment maintenance and fuel costs, partially offset by maintenance capital recoveries.
- ✓ ERCO Worldwide results continue to benefit from Port Edwards chloralkali/potassium operations acquired in June 2005.
- ✓ JW Aluminum contributes $8.6 million since being acquired on October 19, 2005 consistent with acquisition assumptions.
- ✓ Winroc results benefit from the expansion of its distribution network into the Ontario market during the first half of 2005.
- ✓ Interest expense increased due to financing of growth capital expenditures and higher interest rates.
- ✓ Increase in trust units outstanding due to JW Aluminum acquisition financing combined with conversion of debentures and warrants earlier in 2005.

Management's Letter to Unitholders

2005 Highlights

- Soft results from Superior Propane and Superior Energy Management outpaced growth achieved by ERCO Worldwide and Winroc
- Growth capital investments of over $500 million made to acquire JW Aluminum and expand existing businesses, advanced platform for profitable growth and diversification
- Rapid rise and volatility of energy costs require repositioning of some of our businesses
- Expanded management capabilities to support long-term profitability and growth

For Superior Plus, 2005 was a year of achievements and challenges. We made substantial growth capital investments, expanded our business platforms and added management depth to position Superior Plus for long-term profitability and growth. At the same time, the rapid rise in energy prices, warm weather and the strengthening of the Canadian dollar and resulting impacts on our customers have negatively affected the results of some of our businesses. In response to these new realities, we are adapting our strategies to improve the operating performance of these businesses.

While distributable cash flow grew modestly to $187.0 million compared to $184.4 million generated in 2004, distributable cash flow per trust unit decreased 7% to $2.35 compared to $2.54 generated on a comparable basis in 2004. This reduction reflected weaker business performance from certain of our businesses and dilution resulting from the conversion of debentures and warrants throughout the year.

Results from Operations

Superior Propane contributed $94.2 million in operating distributable cash flow in 2005, compared to $106.0 million in 2004. The results were negatively impacted by the rapid rise and high volatility of crude oil, natural gas, and propane prices over the last two years, coupled with warm weather across Canada. These conditions have continued into 2006. An increased focus on customer service and retention programs is expected to result in long-term benefits, but caused the cost structure to increase in 2005. Due to these changing business conditions, a business review commenced in late 2005 to right-size the propane retailing business. As part of the review, John Gleason, who joined Superior Plus in April 2005 as Senior Vice-President, Corporate Development, took over the leadership of Superior Propane as president in January 2006. Under his leadership, the team continues to focus on customer service to increase revenues while decreasing the cost structure to position its product and service offerings for future growth.

To achieve greater purchasing scale and improve its operational efficiency, Superior Propane acquired Superior Gas Liquids ("SGL") in February, 2005 for $25.6 million. SGL is a natural gas liquids wholesale marketer, providing transportation, storage, risk management, supply and logistics services in Canada and the United States. The acquisition of SGL is expected to further enhance Superior Propane's supply and logistics competencies and increase other service revenues.

Although the propane business in Canada is mature, it continues to provide a solid foundation for stable returns. We are confident that under John's leadership, we can profitably grow the propane retailing business going forward.

ERCO Worldwide, our specialty chemicals business, delivered solid results in 2005, contributing $93.1 million in operating distributable cash flow, compared to $91.3 million in 2004. This strong performance was fuelled by the benefits of ERCO's acquisition of the chloralkali/potassium facility in Port Edwards, Wisconsin in June 2005 for $22.4 million.

The combination of the rising Canadian dollar, high energy and fibre costs has resulted in several bleached pulp plant closures and continues to have an impact on our North American pulp customer base. In response, ERCO announced the shut-down of its high-cost plant in Thunder Bay, Ontario, resourcing

production from its remaining network of seven lower-cost sodium chlorate plants and continues to review opportunities to reposition its sodium chlorate operations in the face of further declines in customer demand.

ERCO Worldwide strengthened its leadership team and advanced its diversification strategy by expanding into potassium products and leveraging its Western Canadian chloralkali production and sales capabilities, which now comprises 29% of its overall cash flow. Expansion of its sodium chlorate business internationally continues with the construction of ERCO's 55,000 tonne capacity sodium chlorate facility in Chile, scheduled to come on stream in mid-2006. ERCO is well positioned to take advantage of opportunities in the growing Asian and South American markets.

Winroc, our walls and ceilings construction product distribution business, contributed record operating distributable cash flow of $30.2 million in 2005. This was the first full-year contribution since its acquisition by Superior Plus in June 2004. Winroc established a leading market presence in Ontario with the acquisition of Interior Business Supplies in December 2004, followed by the acquisition of Leon's Insulation in April 2005 for $31.7 million. In addition, Winroc expanded its product line and opened four new branches in fast-growing areas such as Fort McMurray, Alberta, and suburban Salt Lake City, Utah. Winroc's profitability is expected to continue to increase due to the growth of its existing distribution operations and its expansion into Ontario. Residential construction rates are expected to moderate while commercial construction demand is anticipated to increase and remodelling demand trends remains strong. Under strong management, Winroc is well positioned to become a leading competitor in the North American specialty building products market.

Superior Energy Management (SEM), our fixed-price natural gas retailing business, contributed $5.3 million of operating distributable cash flow, a decrease of $2.4 million from 2004. The rapid rise in natural gas prices prompted high-volume commercial customers to select lower margin floating index prices. As a result, SEM has increased its focus on growing the residential market, and has built a solid foundation for future growth. During the 2005 third quarter, Greg McCamus became President of SEM. His focus is on the continued profitable growth of the business.

A New Platform for Stability and Growth

In October 2005, Superior Plus acquired JW Aluminum (JWA), a manufacturer of specialty flat-rolled aluminum products, headquartered in Mount Holly, South Carolina for $405 million. The acquisition of JWA adds another strong business platform and management team to create long-term value growth for Superior Plus. Over its 25 years of operations, JWA has developed a reputation as a premier supplier, providing quality customer service, products, and advanced in-house product development. JWA eliminates direct aluminum commodity price risk by charging customers the cost of primary aluminum plus a conversion fee. This has resulted in consistent growth in profits. In November 2005, the Board approved a US $15 million Phase II expansion of JWA's Russellville, Arkansas facility to support increased 2006 fin stock and converter foil demand. The 42 million pound Russellville expansion will bring annual capacity to over 400 million pounds across JWA's three manufacturing facilities.

Strength Through Diversification

Our diversification strategy continued to be successful in 2005 in reducing our overall business risk, as no single business contributes more than 35% to distributable cash flow after giving full year effect to the acquisition of JWA. Growth capital investments exceeding $500 million, are expected to be accretive to unitholder distributions in 2006 and beyond.

Strong Financial Position

During 2005, Superior Plus financed its growth by accessing public markets. In June, we issued $175 million of 5.75% convertible debentures. In October, we issued 6.2 million trust units priced at $25.75 and $75 million of 5.85% convertible debentures, raising a total of $410 million. Additionally, the conversion of $48 million debentures and $17 million proceeds received from the exercise of trust unit warrants,

further strengthened our balance sheet. On March 3, 2006, we completed a 10 year, $200 million 5.50% senior secured debt issue in the Canadian public bond market. Proceeds will be used to repay the US$145 million JW Aluminum acquisition credit facility and other revolving bank debt.

Management Capabilities
During 2005, significant effort was directed towards expanding and strengthening our management capabilities to provide the necessary leadership and experience to adjust our strategies to changes in our business environment and to provide for succession. Superior Propane added one finance and three operating officers. Its management team now consists of seven experienced officers led by John Gleason. ERCO added three officers to its skilled team, guided by Paul Timmons. Winroc, led by Paul Vanderberg, augmented its team to support the growth of its business. SEM, under the leadership of Greg McCamus, is currently expanding its management team. To support the growth and complexity of our businesses, we added three officers at the corporate level. In addition, the Board of Directors has extended the employment agreement of the President and CEO to 2009 and the Executive Chairman will move to the role of the Chairman of the Board. Equipped with strong management capabilities, we approach the future with confidence.

Distributions
In November, the Fund increased its cash distribution by 2.5% to $0.205 per month, or $2.46 on an annualized basis, reflecting accretion from the acquisition of JWA. Distributions of $2.41 per trust unit paid in 2005 resulted in a payout ratio of 103%, due to soft performance from Superior Propane and ERCO Worldwide's sodium chlorate business in the fourth quarter. Steps are being taken to reposition certain of our businesses in response to the changing business environment and are expected to improve distributable cash flow per unit as these initiatives are implemented. However, in light of the negative impact that record warm temperatures experienced across Canada in January and February are having on Superior Propane's 2006 results and continuing difficulties faced by North American pulp producers, it was considered prudent to reduce the monthly distribution rate to $0.185 per trust unit or $2.22 on an annualized basis to ensure our payout ratio is sustainable and our financial strength maintained, pending the improvement of results over time.

Cash Distribution Notice

The Fund announced today its cash distribution for the month of March 2006 of $0.185 (18.5 cents) per trust unit, payable on April 13, 2006, to unitholders of record at the close of business on March 31, 2006. The ex-distribution date will be March 29, 2006. For income tax purposes, the cash distribution of $0.185 per trust unit is considered to be a return of capital of $0.0238, a dividend of $0.0233 and other income of $0.1379 per trust unit. A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.com.

Forward Looking Statements
Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow
Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash generated from operations before natural gas customer acquisition costs and changes in working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures.

Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability, are excluded from the calculation of distributable cash flow. See Note 1 to the Interim Consolidated Financial Statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Financial Discussion of 2005 Fourth Quarter and 2005 Year End Results

2005 Year end Results

Distributable cash flow increased modestly for the ninth consecutive year, reaching $187.0 million, an increase of $2.6 million (1%) over 2004 results. The full year contribution of record results from Winroc acquired in June 2004 and the initial inclusion of JW Aluminum's ("JWA") results acquired on October 19, 2005, were substantially offset by softer performance from Superior Propane and higher borrowing costs incurred to finance growth capital expenditures. Distributable cash flow per trust unit was $2.35 in 2005, down $0.19 (7%) from 2004 as a 10% increase in the average number of trust units outstanding outpaced the increase in distributable cash flow. The average number of trust units outstanding increased in 2005 as a result of trust units issued to partially finance the acquisition of JWA and the conversion of Debentures and warrants into trust units.

The diversification of the Fund's earnings base continued in 2005 with Superior Propane, ERCO Worldwide, JWA, Winroc and Superior Energy Management ("SEM") contributing 41%, 40%, 4%, 13% and 2% of operating distributable cash flow, respectively and is expected to diversify further in 2006 with a full year's contribution from JWA. After giving effect to the acquisition of JWA as if it were owned by Superior for all of 2005, Superior Propane, ERCO Worldwide, JWA, Winroc and SEM would have contributed 35%, 35%, 17%, 11% and 2% of operating distributable cash flow, respectively. Distributions per trust unit paid with respect to 2005 and 2004 distributable cash flows were $2.41 and $2.28 representing a payout ratio of 103% and 90%, respectively. The payout ratio exceeded 100% in 2005 principally due to soft performance from Superior Propane and ERCO Worldwide's sodium chlorate business in the fourth quarter.

Net earnings for the three months and year ended December 31, 2005 were $21.7 million and $106.1 million respectively, compared to $33.5 million and $112.4 million in the prior year periods. Distributable cash flow increased relative to net earnings in the fourth quarter and for 2005 compared to the prior year periods, due to increased non-cash amortization charges partially offset by higher non-cash recoveries of trust unit incentive plan compensation and future income taxes in Canada, and the inception of cash income taxes paid in the United States. The increase in amortization expense reflects ERCO Worldwide's announcement in August 2005 to close its Thunder Bay sodium chlorate plant in the first quarter of 2006, resulting in the accelerated amortization of the plant's $40 million net book value over its remaining expected period of operation, combined with the excess of JWA's amortization of capital equipment over cash maintenance capital expenses. The recovery of trust unit incentive plan compensation expense was driven by the decline in the Fund's trust unit market value during the second half of 2005. Net earnings for 2005 were reduced by management retention bonuses paid in the second quarter of $1.3 million (2004 - $2.6 million), which were in turn used to repay a portion of trust unit purchase loans advanced as part of the management internalization transaction in 2003. These costs have been excluded from the calculation of distributable cash flow, consistent with the previous accounting for management internalization costs.

2005 Fourth Quarter Results

Fourth quarter distributable cash flow reached $60.0 million, an increase of $4.2 million (8%) over the prior year quarter. Operating distributable cash flow increased by $9.7 million (15%) as the initial contribution from JWA acquired on October 19, 2005 and improved results from Winroc, were offset by softer performance from Superior Propane attributable to lower space heating demand and higher operating costs. Interest costs increased by $5.2 million due to increased debt levels incurred to finance growth capital investments made during 2005 as well as higher interest rates.

Distributable cash flow per trust unit was $0.70 in the fourth quarter, down $0.04 (5%) from the prior year period as the 8% increase in distributable cash flow was more than offset by a 14% increase in the average number of trust units outstanding.

Superior Propane

Superior Propane generated operating distributable cash flow of $31.9 million in the fourth quarter, down $1.6 million from the prior year period as the impact of lower sales volumes and increased operating expenses, were only partially offset by increased average sales margins and maintenance capital proceeds. Condensed operating results for the three months and years ended December 31, 2005 and 2004 are provided below:

	Three Months Ended December 31				**Years Ended December 31**			
(millions of dollars except per litre amounts)	**2005**		2004		**2005**		2004	
Gross Profit		**¢/litre**		¢/litre		**¢/litre**		¢/litre
Propane sales	**64.9**	**15.5**	66.0	15.1	**231.7**	**15.8**	243.2	15.7
Other services	**15.0**	**3.6**	14.3	3.3	**52.7**	**3.6**	43.5	2.8
Total Gross Profit	**79.9**	**19.1**	80.3	18.4	**284.4**	**19.4**	286.7	18.5
Less:								
Cash operating, admin & cash tax costs	**(49.9)**	**(11.9)**	(44.2)	(10.1)	**(187.4)**	**(12.8)**	(175.1)	(11.3)
Cash generated from operations before changes in net working capital	**30.0**	**7.2**	36.1	8.3	**97.0**	**6.6**	111.6	7.2
Maintenance capital expenditures, net	**1.9**	**0.4**	(2.6)	(0.6)	**(2.8)**	**(0.2)**	(5.6)	(0.4)
Operating distributable cash flow	**31.9**	**7.6**	33.5	7.7	**94.2**	**6.4**	106.0	6.8
Propane retail volumes sold *(millions of litres)*	**420**		440		**1,468**		1,546	

Propane sales gross profit was $64.9 million, down $1.1 million (2%) from the prior year period, as sales volumes declined by 5% (20 million litres) partially offset by a 3% (0.4 cents/litre) increase in average sales margins. Residential and commercial volumes declined by 3% (4 million litres) as temperatures were 7% warmer on average across Canada (5% warmer than the last 5 year comparable period average) and were also impacted by customer conservation in response to a 33% increase in average wholesale propane costs over the prior year period. Warmer than normal temperature trends and high wholesale propane costs have continued into the first quarter of 2006. Agricultural volumes declined by 28% (16 million litres) as lower crop drying demand in the prairie regions resulted from unusually wet weather experienced in the second quarter which significantly reduced the size of the crop planted. Industrial sales volumes increased by 3% (6 million litres) reflecting higher oilfield volumes and included 5 million litres of refined fuel sales volumes acquired over the last year in south-western Ontario. Auto propane sales volumes declined by 14% (6 million litres), consistent with decline trends in this end use market. Average propane sales margins improved over the prior year period despite increased and volatile wholesale propane costs experienced during the fourth quarter. Other services gross profit reached $15.0 million in the fourth quarter, an increase of $0.7 million (5%) over the prior year period, as increased contribution from Superior Gas Liquids ("SGL") wholesale operations acquired in February 2005 and transportation surcharge fee income was partially offset by reduced profitability of fixed price propane sales programs as hedging costs increased in the aftermath of the gulf coast hurricanes in the third quarter.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended December 31				Years Ended December 31			
	2005		2004		2005		2004	
End Use Applications:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Residential	58	18.8	60	18.6	183	59.9	192	61.6
Commercial	89	17.4	91	16.7	315	60.9	331	63.3
Agricultural	42	4.0	58	5.8	100	11.5	127	14.2
Industrial	194	20.5	188	20.2	696	78.8	692	80.1
Automotive	37	4.2	43	4.7	174	20.6	204	24.0
Other Services	–	15.0	–	14.3	–	52.7	–	43.5
	420	79.9	440	80.3	1,468	284.4	1,546	286.7
Average Margin(3)	15.5		15.1		15.8		15.7	

Volume and Gross Profit by Region

	Three Months Ended December 31				Years Ended December 31			
	2005		2004		2005		2004	
Regions:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Atlantic	27	8.8	30	8.6	110	32.3	115	32.6
Quebec	76	13.0	87	14.6	257	49.9	283	52.4
Ontario	94	23.4	95	21.9	342	80.1	350	78.4
Sask/Man	61	7.8	71	8.6	202	27.2	226	28.6
AB/NWT/YK	102	15.8	96	15.6	334	54.5	345	55.2
BC	60	11.1	61	11.0	223	40.4	227	39.5
	420	79.9	440	80.3	1,468	284.4	1,546	286.7
Average Margin(3)	15.5		15.1		15.8		15.7	

(1) Volume of retail propane sold (millions of litres) (2) Millions of dollars (3) Average retail propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs of $49.9 million increased by $5.7 million (13%) over the prior year period due to a $1.3 million increase in equipment maintenance costs incurred in preparation for the winter heating season, a $0.4 million increase in fuel delivery costs, $0.8 million of SGL operating costs and higher compensation costs. Net maintenance capital proceeds of $1.9 million in the fourth quarter were comprised of expenditures of $1.8 million and asset sale proceeds of $3.7 million, providing an improvement of $4.5 million over the prior year period. Asset sale proceeds included the sale of Superior Propane's primary transportation fleet operations in Eastern Canada to a national trucking company. In conjunction with the sale, a seven year transportation service agreement was entered into with the purchaser which is anticipated to be cost neutral going forward. Gross maintenance capital expenditures declined during the quarter compared to the prior year period mainly due to timing as truck fleet expenditures were incurred earlier in 2005.

In January 2006, Superior Propane's president left the organization and has been replaced by Mr. John Gleason. Mr. Gleason joined Superior Plus in April 2005 as Senior Vice-President Corporate Development and brings considerable executive experience gained over a 14 year period at MDS Inc., a global health and life science company in the areas of finance, business development and operations management.

ERCO Worldwide

ERCO Worldwide generated operating distributable cash flow in the fourth quarter of $24.2 million, up $0.3 million (1%) from the prior year period as the Port Edwards chloralkali/potassium facility acquired in June 2005, contributed operating distributable cash flow of $7.3 million. This increase was partially offset by lower contributions from sodium chlorate operations and increased maintenance capital expenditures. Condensed operating results for the three months and years ended December 31, 2005 and 2004 are provided below:

(millions of dollars except per metric tonne amounts)	Three Months Ended December 31				Years Ended December 31			
	2005		2004		**2005**		2004	
Revenue		**$ per MT**		$ per MT		**$ per MT**		$ per MT
Chemical	**111.7**	**496**	96.5	566	**408.2**	**519**	370.3	571
Technology	**5.5**	**24**	4.2	24	**23.4**	**30**	25.7	40
Cost of Sales								
Chemical	**(58.3)**	**(259)**	(50.4)	(296)	**(213.2)**	**(271)**	(191.2)	(295)
Technology	**(2.5)**	**(11)**	(0.9)	(5)	**(11.5)**	**(15)**	(11.6)	(18)
Gross Profit	**56.4**	**250**	49.4	289	**206.9**	**263**	193.2	298
Less: Cash operating, admin & cash tax costs	**(28.7)**	**(128)**	(22.8)	(134)	**(105.7)**	**(134)**	(94.3)	(145)
Cash generated from operations before changes in net working capital	**27.7**	**122**	26.6	155	**101.2**	**129**	98.9	153
Maintenance capital expenditures	**(3.5)**	**(16)**	(2.7)	(15)	**(8.1)**	**(10)**	(7.6)	(12)
Operating distributable cash flow	**24.2**	**106**	23.9	140	**93.1**	**119**	91.3	141
Chemical volumes sold (thousands of metric tonnes)	**225**		170		**787**		649	

Chemical sales gross profit of $53.4 million increased by $7.3 million over the prior year period. The Port Edwards facility contributed $12.3 million of gross profit during the fourth quarter from chemical sales of 63,000 tonnes, and benefited from a robust chloralkali pricing environment. Chemical sales gross profit from existing operations decreased by $5.0 million (15%) due to a 5% decrease in sodium chlorate sales volumes reflecting soft bleached pulp market conditions in North America, a 7% decline in gross profit margins which were impacted by the appreciation of the Canadian dollar on sales priced in United States dollars, and higher electricity costs. The average chemical revenue and cost of sales per tonne statistics declined in the fourth quarter from the prior year period as a result of the addition of potassium/chloralkali product sales from Port Edwards which have lower average selling and production costs than ERCO Worldwide's existing product mix. Potassium and chloralkali sales gross profit contributed 43% of total chemical sales gross profit in the fourth quarter, up from 13% in the prior year period, reflecting the increased diversification of ERCO Worldwide's product line. Technology gross profit of $3.0 million, declined by $0.3 million from the prior year period due to normal course royalty license expirations partially offset by increased chlorine dioxide generator project revenue.

Cash operating, administrative and tax costs were $28.7 million in the fourth quarter, increasing by $5.9 million over the prior year period due primarily to the addition of operating costs at Port Edwards of $5.0 million and United States cash income taxes of $0.2 million. Costs of $1.1 million were incurred in connection with the planned closure of the Thunder Bay sodium chlorate plant in the first quarter of 2006. Maintenance capital expenditures of $3.5 million increased by $0.8 million over the prior year period, due to the addition of the Port Edwards facility and timing of expenditures.

Growth capital expenditures of $17.1 million were incurred during the quarter. Construction of the 55,000 tonne sodium chlorate plant in Chile continues on time and on budget. The plant is scheduled to start up in mid-2006 at a cost of $65 million and will provide CMPC Celulosa S.A. with a long term sodium chlorate supply to its three pulp mills. Expenditures of $11.9 million were incurred during the quarter ($28.9 million cumulatively). Remaining construction costs are anticipated to be funded from existing revolving term bank credit facilities. Expenditures on the five year cell replacement program were $4.5 million during the fourth quarter ($19.5 million cumulatively). The project is approximately two-thirds complete and is anticipated to be completed over the next three years. Improvements in cell design are yielding an approximate 7% increase in electrical efficiency.

JW Aluminum

Superior acquired JWA on October 19, 2005 on a debt free basis for cash consideration of $405.4 million, a manufacturer of specialty, flat-rolled aluminum products primarily serving the heating ventilation and air conditioning, building and construction and flexible packaging end use markets in the United States. The acquisition of JWA provides Superior with further business diversification and an additional platform for

value growth. JWA's strong competitive position, history of stable and growing profitability and experienced management team are consistent with Superior's acquisition criteria and objectives. The accounting for the acquisition is more fully described in Note 3 to the Interim Consolidated Financial Statements.

JWA contributed $8.6 million of operating distributable cash flow to Superior's fourth quarter results during the 74 day period since its acquisition, consistent with expectations. Condensed unaudited operating results for JWA for the three months and years ended December 31, 2005 and 2004 are provided below for comparison purposes:

	October 19 - December 31		**Three Months Ended December 31**				**Years Ended December 31**			
(millions of dollars except per pound amounts)	**2005**		**2005**		2004		**2005**		2004	
		¢/lb		¢/lb		¢/lb		¢/lb		¢/lb
Gross profit	**12.5**	**17.6**	**14.8**	**17.8**	13.3	18.7	**66.9**	**20.0**	49.6	17.7
Less: Cash operating, admin & cash tax	**(3.4)**	**(4.8)**	**(4.1)**	**(4.9)**	(3.0)	(4.2)	**(10.5)**	**(3.1)**	(11.1)	(4.0)
Cash generated from operations before changes in net working capital	**9.1**	**12.8**	**10.7**	**12.9**	10.3	14.5	**56.4**	**16.9**	38.5	13.7
Maintenance capital expenditures, net	**(0.5)**	**(0.7)**	**(0.8)**	**(1.0)**	(1.1)	(1.5)	**(3.6)**	**(1.1)**	(5.1)	(1.8)
Operating distributable cash flow	**8.6**	**12.1**	**9.9**	**11.9**	9.2	13.0	**52.8**	**15.8**	33.4	11.9
Aluminum pounds sold (millions of pounds)	**71**		**83**		71		**333**		280	

	October 19 - December 31	**Three Months Ended December 31**		**Years Ended December 31**	
Sales volume by product	**2005**	**2005**	2004	**2005**	2004
Fin Stock	**43%**	**43%**	30%	**41%**	35%
Building Sheet	**26%**	**26%**	32%	**25%**	29%
Convertor Foil	**13%**	**14%**	20%	**16%**	16%
Other Products	**18%**	**17%**	18%	**18%**	20%
Total	**100%**	**100%**	**100%**	**100%**	**100%**

Gross profit earned in the fourth quarter reached $14.8 million, up $1.5 million (11%) over the prior year period, driven by a 17% increase in sales volumes. Higher sales volumes were enabled by the completion of the US$26 million Russellville Phase 1 expansion project during the fourth quarter of 2005, increasing JWA's annual production capacity by approximately 72 million pounds (24%). Higher fin stock sales used in the production of air conditioning and heat transfer equipment, comprised the majority of increased sales volumes as the implementation in the United States of increased minimum energy efficiency regulations in 2006 is requiring manufacturers to use increased aluminum fin stock content per air conditioning unit. Gross profit margins per pound of sales of 17.8 cents in the fourth quarter were comparable to the prior year period after adjusting for foreign exchange translation impacts, as a 3% increase in the average conversion margin that JWA charges its customers over the cost of primary aluminum, was offset by increased energy costs. Cash operating, administration and cash tax costs increased by $1.1 million due to cash income taxes payable under Superior's ownership. Maintenance capital expenditures of $0.8 million incurred in the fourth quarter were consistent with the prior year period.

Growth capital expenditures of $1.9 million were incurred since being acquired by Superior and were related to the completion of the Russellville Phase 1 expansion and initial expenditures on the US$15 million, 42 million pound, Phase 2 expansion at Russellville that was announced in Superior's third quarter earnings news release.

Winroc

Winroc generated operating distributable cash flow of $8.7 million in the fourth quarter, an increase of 38% ($2.4 million) over the prior year period mainly due to the expansion of its distribution network into the Ontario market through the acquisition of Leon's Insulation Inc. ("Leon's") in April 2005 and Interior Building Supplies ("IBS") in December 2004. Condensed operating results for the three months and year

ended December 31, 2005 are provided below. The prior year periods include Winroc results, from its date of acquisition on June 11, 2004. The results for the year ended December 31, 2004 are also provided below for comparative purposes and are not included in the Interim Consolidated Financial Statements.

	Three Months Ended December 31		Years Ended December 31		June 11 – December 31
(millions of dollars)	**2005**	2004	**2005**	2004	2004
Distribution sales gross profit	**30.9**	20.9	**113.4**	79.9	46.9
Direct sales gross profit	**1.5**	1.2	**4.4**	4.4	2.6
Gross Profit	**32.4**	22.1	**117.8**	84.3	49.5
Less: Cash operating, admin & cash tax costs	**(22.7)**	(14.8)	**(82.0)**	(56.4)	(32.5)
Cash generated from operations before changes in net working capital	**9.7**	7.3	**35.8**	27.9	17.0
Maintenance capital expenditures, net	**(1.0)**	(1.0)	**(5.6)**	(6.9)	(2.6)
Operating distributable cash flow	**8.7**	6.3	**30.2**	21.0	14.4

Distribution sales gross profit reached $30.9 million in the fourth quarter, an increase of 48% ($10.0 million) over the prior year period. Higher sales volumes contributed to improved gross profit performance as drywall sales, which are an indicator of overall sales volumes, increased by 29%. More than three quarters of the increase in sales volumes was generated by the expansion of Winroc's distribution network into Ontario through the acquisitions of IBS and Leon's. Distribution sales margins improved by 3% over the prior year period, due largely to improved purchasing performance at acquired operations. Cash operating, administration and tax costs were $22.7 million in the fourth quarter, an increase of 53% ($7.9 million) over the prior year period, due to increased costs associated with the growth in Winroc's distribution network, higher variable delivery costs associated with the growth in sales volumes, increased fuel costs and increased cash taxes on earnings generated in the United States. Maintenance capital expenditures were $1.0 million in the fourth quarter and were comparable to the prior year period.

Superior Energy Management ("SEM")

Effective January 1, 2005, SEM began to capitalize customer acquisition costs and amortize capitalized costs on a straight line basis over the term of the customer contract. Previously, customer acquisition costs were expensed at the time natural gas deliveries commenced under new contracts. This change in accounting policy results in improved matching of up-front contract acquisition costs with the economic benefits derived from gas sales over the term of the customer contract and has been retroactively applied. Capitalized costs are treated as "growth capital" and the amortization of capitalized costs are deducted from distributable cash flow. This change in accounting increased SEM's operating distributable cash flow for the three month periods ended December 31, 2005 and 2004 by $1.5 million and $0.8 million, respectively (years ended December 31, 2005 and 2004 by $4.6 million and $1.9 million, respectively) as detailed below (See Note 2(b) to the Interim Consolidated Financial Statements):

	Three Months Ended December 31		Years Ended December 31	
	2005	2004	**2005**	2004
Operating distributable cash flow, previous accounting policy	$ 0.3	$ 1.0	$ 0.7	$ 5.8
Capitalized customer acquisition costs	2.2	1.2	7.0	3.1
Amortization of capitalized costs	(0.7)	(0.4)	(2.4)	(1.2)
Operating distributable cash flow, new accounting policy	$ 1.8	$ 1.8	$ 5.3	$ 7.7

SEM's condensed operating results for the three months and years ended December 31, 2005 and 2004 are provided below:

	Three Months Ended December 31				Years Ended December 31			
(millions of dollars except per GJ amounts)	**2005**		2004		**2005**		2004	
		¢ per GJ		¢ per GJ		**¢ per GJ**		¢ per GJ
Gross profit	**4.3**	**47.8**	3.4	48.9	**14.5**	**39.2**	13.4	47.9
Cash operating, admin. & selling costs	**(2.5)**	**(27.8)**	(1.6)	(22.9)	**(9.2)**	**(24.9)**	(5.7)	(20.4)
Operating distributable cash flow	**1.8**	**20.0**	1.8	26.0	**5.3**	**14.3**	7.7	27.5
Gigajoules of natural gas sold (millions)	**9**		7		**37**		28	

SEM generated operating distributable cash flow of $1.8 million in the fourth quarter, comparable to the prior year period. Gross profit increased by $0.9 million (26%) over the prior year period as increased sales volumes were partially offset by lower margins. Sales margins in the fourth quarter averaged 47.8 cents per GJ, a decrease of 2% from the prior year period. Compared to the third quarter, margins increased 32% due to higher margin residential and small commercial volume growth and contributions from gas volume balancing activities. Residential and small commercial customer growth continued in the fourth quarter and contributed to a 21% year over year growth in sales volumes. Operating, administration and selling costs increased by $0.9 million over the prior year period due to higher amortization of customer acquisition costs, customer servicing costs and overhead costs attributable to the growth in SEM's customer base. The majority of fixed price sales contracts entered into during the quarter were for a five year term. The average remaining term of SEM's sales contracts at December 31, 2005 was 45 months (December 31, 2004 – 32 months). At December 31, 2005, residential sales volumes comprised approximately 15% of total sales volumes (December 31, 2004 – 8%).

Corporate

Corporate costs were $2.7 million in the fourth quarter, an increase of $0.3 million over the prior year period, due to United States inter-divisional income tax allocations and increased compensation related costs.

Interest expense on revolving term bank credits and term loans was $7.7 million, an increase of $3.1 million from the prior year period, due to increased debt incurred to finance the acquisition of JW Aluminum and higher floating interest rates. Convertible debenture interest was $4.8 million, an increase of $2.1 million over the prior year period, due to the issuance of $175 million, 5.75% convertible debentures in June 2005 and $75 million, 5.85% convertible debentures in October 2005, net of the conversion of $48.3 million of 8%, convertible debentures into 2.6 million trust units since December 31, 2005.

Cash income taxes of $3.4 million were incurred with respect to operations in the United States in the fourth quarter (2004 - Nil) and have been charged to the business from which the taxable income was derived. In Canada, cash taxes were limited to federal and provincial capital taxes of $0.8 million, similar to the prior year period, as Canadian income taxes were fully deferred. Capital taxes have been allocated to Superior's four business segments operating in Canada based on net capital deployed.

Liquidity and Capital Resources

As at December 31, 2005, revolving term bank credits and term loans totaled $624.8 million, up $271.6 million from September 30, 2005 levels. Approximately $200 million was incurred to partially finance the acquisition of JWA and other growth capital expenditures of $18.5 million incurred during the fourth quarter. The remaining increase in borrowings of approximately $72 million was incurred principally to finance the seasonal increase in Superior Propane's net working capital requirements. This was funded from a US$145 million (CDN$170.8 million), two year, non-revolving floating interest rate borrowing facility that was entered into with a syndicate of 9 banks and borrowings under revolving term bank lines. Superior's revolving trade accounts receivable is also used to finance a portion of its working capital requirements and represents an off-balance sheet obligation. Proceeds from the sale of accounts receivable increased seasonally during the fourth quarter by $14.0 million to $100.0 million (December 31, 2004 - $100.0 million). Superior Propane's net working capital requirements peak seasonally in the first quarter and then decline in the second and third quarters before building again in the fall, consistent with the seasonal demand profile of its heating end use customers. See Note 11 to the Interim Consolidated Financial Statements for segmented working capital balances, net of the accounts receivable sales program. As at December 31, 2005, Superior had available undrawn revolving term bank lines of $154 million.

As at December 31, 2005, convertible debentures totaled $314.3 million, up $71.2 million from September 30, 2005 as $75 million, 5.85% Series 1 Debentures due October 31, 2015 were issued to partially finance the acquisition of JW Aluminum, partially offset by the conversion of $3.2 million of Series 1 and 2, 8%

convertible debentures into 0.2 million trust units (2005 YTD - $48.4 million converted into 2.6 million trust units).

For 2005, financing requirements totaled $591.0 million, including increased working capital requirements of $58.7 million, growth capital expenditures of $525.3 million and $7.0 million of capitalized natural gas customer acquisition costs. Growth capital expenditures were comprised of $485.1 million of acquisitions and $40.2 million of other capital expenditures. Total 2005 financing requirements were funded by net proceeds received from the issue of trust units and conversion of warrants of $167.9 million, net proceeds received from the issue of convertible debentures of $239.4 million, and additional revolving term debt and term loan borrowings of $169.8 million and $13.9 million of notes payable and deferred consideration issued to vendors of businesses acquired in 2005.

Superior continues to enjoy a strong balance sheet as senior debt (including off-balance sheet accounts receivable sales program amounts) at December 31, 2005 was 2.4 times earnings before interest, taxes and amortization for the last 12 month period on a pro forma basis adjusted for acquisitions, calculated in accordance with its debt covenants (December 31, 2004 – 2.2 times). Including the Fund's convertible debentures, Superior's total leverage ratios increased to 3.5 times from 3.1 times at December 31, 2004. On December 20, 2005, Standard & Poor's confirmed Superior's BBB- secured long term credit rating with a stable outlook. Previously, the rating had been on credit watch with negative implications. Dominion Bond Rating Service rates Superior's secured long term debt at BBB (low) with a stable outlook.

On March 3, 2006, Superior completed a 10 year, $200 million 5.50% senior secured debt issue in the Canadian public bond market. Proceeds will be used to repay the JW Aluminum bank acquisition credit facility and other revolving bank debt.

Unitholders' Capital

The weighted average number of trust units outstanding during the fourth quarter was 85.4 million trust units, an increase of 14% (10.4 million trust units) over the prior year period due to 6.2 million trust units issued to partially finance the acquisition of JW Aluminum on October 19, 2005, the issue of 0.8 million trust units resulting from the exercise of trust unit warrants in 2005, and the issue of 2.6 million trust units in 2005 as a result of Debenture conversions described previously.

As at December 31, 2005 and 2004, the following trust units, and securities convertible into trust units, were outstanding:

	December 31, 2005		December 31, 2004	
(millions)	**Convertible Securities**	**Trust Units**	Convertible Securities	Trust Units
Trust units outstanding		**85.5**		75.9
Series 1, 8% Debentures (convertible at $16 per trust unit)	**$9.0**	**0.5**	$ 13.9	0.9
Series 2, 8% Debentures (convertible at $20 per trust unit)	**$62.4**	**3.1**	$102.6	5.1
Series 1, 5.75% Debentures (convertible at $36 per trust unit)	**$174.9**	**4.9**	–	–
Series 1, 5.85% Debentures (convertible at $31.25 per trust unit)	**$75.0**	**2.4**	–	–
Warrants (exercisable @ $20 per trust unit)	**2.3**	**2.3**	3.1	3.1
Trust units outstanding, and issuable upon conversion of Debenture and Warrant securities		**98.7**		85.0

The trust unit warrants are exercisable until May 2008 and represent a potential $46.0 million source of future equity capital. In addition, as at December 31, 2005, there were 1,177,000 trust unit options outstanding (December 31, 2004 – 960,000 trust units) with a weighted average exercise price of $22.82 per trust unit. The number of trust units issued upon exercise of the trust unit options is equal to the growth in the value of the options at the time the options are exercised, (represented by the market price less the exercise price) times the number of options exercised, divided by the current trust unit market price.

Foreign Currency Hedging

SEM and Superior Propane contract a portion of their fixed price natural gas and propane purchases in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations on its US dollar distributable cash flow. Superior's US dollar debt acts as a balance sheet hedge against its US dollar net assets. Superior hedges its net US dollar future cash flows with external third party contracts after first matching internally SEM's and Superior Propane's forward US dollar purchase requirements against ERCO Worldwide's US dollar revenues where possible.

As at December 31, 2005, SEM and Superior Propane had hedged approximately 100% of their US dollar natural gas and propane purchase obligations and ERCO Worldwide had hedged 93%, 55%, and 10% of its estimated US dollar revenue stream for the remainder of 2006, 2007, and 2008 respectively, as shown in the table below. (See Note 9(iv) to the Interim Consolidated Financial Statements).

(US$ millions)	2006	2007	2008	2009	2010	2011	Total
SEM – US $ forward purchases	148.7	124.7	112.7	107.2	52.9	1.2	547.4
Superior Propane – US $ forward purchases	0.8	–	–	–	–	–	0.8
ERCO – US $ forward sales	(123.1)	(71.0)	(12.6)	–	–	–	(206.7)
Net US $ forward purchases	26.4	53.7	100.1	107.2	52.9	1.2	341.5
SEM – Average US $ forward purchase rate	1.26	1.23	1.22	1.21	1.17	1.14	1.23
Superior Propane – Average US $ forward purchase rate	1.25	–	–	–	–	–	1.25
ERCO – Average US $ forward sales rate	1.27	1.24	1.23	1.21	1.17	1.14	1.26
Net average external US$/Cdn$ exchange rate	1.25	1.23	1.22	1.21	1.17	1.14	1.22

Quarterly Financial and Operating Information[1]

(millions of dollars except per trust unit amounts)	2005 Quarters				2004 Quarters			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Propane sales volumes (millions of litres)	420	277	286	485	438	290	302	514
Chemical sales volumes (thousands of metric tonnes)	225	224	175	164	170	163	161	155
Aluminum sales volumes (millions of pounds)	71.0	–	–	–	–	–	–	–
Natural gas sales volumes (millions of GJs)	9	9	9	9	7	7	7	7
Gross profit	185.5	149.6	137.2	163.8	155.2	130.2	116.0	141.4
Net earnings	21.7	24.0	18.9	41.5	33.5	20.8	21.1	37.0
Per basic trust unit	$0.25	$0.30	$0.24	$0.54	$0.45	$0.28	$0.29	$0.53
Per diluted trust unit	$0.25	$0.30	$0.24	$0.52	$0.44	$0.27	$0.29	$0.49
Distributable cash flow	60.0	33.4	29.9	63.7	55.8	36.7	31.4	60.5
Per basic trust unit	$0.70	$0.42	$0.38	$0.83	$0.74	$0.50	$0.44	$0.86
Per diluted trust unit	$0.67	$0.42	$0.38	$0.79	$0.70	$0.49	$0.43	$0.77
Net working capital [2]	249.2	96.4	64.3	54.9	97.9	62.9	36.2	(3.8)

[1] Restated to give retroactive effect of change in accounting for natural gas customer acquisition costs. (See Note 2(b) to the Interim Consolidated Financial Statements).

[2] Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

Outlook

In 2006, we anticipate distributable cash flow per trust unit to be comparable to or lower than 2005. Increased distributable cash flow is expected from a full year's contribution from JWA and improved results at Winroc and SEM. Offsetting this are expected lower results at Superior Propane as a result of record warm weather experienced to date in the first quarter, lower results at ERCO Worldwide due to decreasing demand for sodium chlorate from North American bleached pulp producers, and increased

borrowing costs. Distributable cash flow per trust unit is expected to improve over time with the return of normal weather and with the repositioning of Superior Propane's cost structure, along with a full year's contribution from ERCO's Chile project and stability in North American pulp markets.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Mark Schweitzer Executive Vice-President and Chief Financial Officer
E-mail: mschweitzer@superiorplus.com Phone: (403) 218-2952 / Fax: (403) 218-2973

Theresia Reisch Vice-President, Investor Relations and Corporate Secretary
E-mail: treisch@superiorplus.com Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Analyst Conference Call: Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the Fourth Quarter and 2005 Earnings Release at 10:30 a.m. EST (8:30 a.m. MST) on Thursday, March 9, 2006. Callers may participate by dialing: 1-800-814-4890. A recording of the call will be available for replay until midnight, March 16, 2006 by dialing: 877-289-8525 and entering pass code 21174204 followed by the # key.

Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the "Events and Presentations" section.

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(unaudited, millions of dollars)	**December 31 2005**	December 31 2004
Assets		(Restated)
Current Assets		
Accounts receivable (Note 4)	**336.1**	165.0
Inventories	**193.4**	93.6
	529.5	258.6
Property, plant and equipment	**1,167.6**	741.0
Intangible assets	**89.4**	49.9
Goodwill	**541.3**	502.6
	2,327.8	1,552.1
Liabilities and Unitholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**280.3**	160.7
Distributions and interest payable to Unitholders and Debentureholders	**25.0**	17.0
Current portion of term loans (Note 5)	**2.0**	–
	307.3	177.7
Revolving term bank credits and term loans (Note 5)	**622.8**	446.2
Convertible unsecured subordinated debentures (Note 6)	**314.3**	116.0
Future employee benefits	**17.7**	18.6
Future income tax liability	**262.8**	121.7
Total Liabilities	**1,524.9**	880.2
Unitholders' Equity		
Unitholders' capital (Note 7)	**1,338.3**	1,122.0
Retained earnings from operations (Note 7)	**368.4**	262.3
Accumulated distributions on trust unit equity	**(903.1)**	(711.1)
Deficit	**(534.7)**	(448.8)
Currency translation account	**(0.7)**	(1.3)
Total Unitholders' Equity	**802.9**	671.9
	2,327.8	1,552.1

(See Notes to the Interim Consolidated Financial Statements)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Net Earnings and Deficit

(unaudited, millions of dollars except per trust unit amounts)	Three Months Ended December 31		Years Ended December 31	
	2005	2004 (Restated)	**2005**	2004 (Restated)
Revenues	**697.2**	465.2	**2,171.4**	1,552.8
Cost of products sold	**511.7**	310.0	**1,535.3**	1,010.0
Gross profit	**185.5**	155.2	**636.1**	542.8
Expenses				
Operating and administrative	**104.4**	86.5	**382.6**	313.2
Amortization of property, plant and equipment	**49.7**	23.1	**115.3**	78.2
Amortization of intangible assets	**2.0**	1.3	**6.0**	5.5
Interest on revolving term bank credits and term loans	**7.7**	4.6	**22.8**	15.5
Interest on convertible unsecured subordinated debentures	**4.8**	2.7	**12.9**	13.6
Amortization of convertible debenture issue costs	**0.6**	0.4	**1.7**	1.6
Management internalization costs (Note 10(i))	–	–	**1.3**	2.6
Income tax expense (recovery) of Superior	**(5.4)**	3.1	**(12.6)**	0.2
	163.8	121.7	**530.0**	430.4
Net Earnings	**21.7**	33.5	**106.1**	112.4
Deficit, Beginning of Period	**(504.3)**	(437.3)	**(448.8)**	(382.1)
Net earnings	**21.7**	33.5	**106.1**	112.4
Distributions to Unitholders	**(52.1)**	(45.0)	**(192.0)**	(179.1)
Deficit, End of Period	**(534.7)**	(448.8)	**(534.7)**	(448.8)
Net earnings per trust unit, basic (Note 8)	**$0.25**	$0.45	**$1.33**	$1.55
Net earnings per trust unit, diluted (Note 8)	**$0.25**	$0.44	**$1.32**	$1.53

(See Notes to the Interim Consolidated Financial Statements)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Cash Flows

(unaudited, millions of dollars)	Three Months Ended December 31 **2005**	Three Months Ended December 31 2004 (Restated)	Years Ended December 31 **2005**	Years Ended December 31 2004 (Restated)
Operating Activities				
Net earnings	**21.7**	33.5	**106.1**	112.4
Items not affecting cash:				
Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	**52.3**	24.8	**123.0**	85.3
Amortization of natural gas customer acquisition costs	**0.7**	0.4	**2.4**	1.2
Trust unit incentive plan compensation expense (recovery)	**(1.3)**	1.8	**(4.6)**	3.2
Future income tax expense (recovery) of Superior	**(9.6)**	2.0	**(21.8)**	(3.3)
Cash generated from operations before natural gas customer acquisition costs and changes in working capital	**63.8**	62.5	**205.1**	198.8
Natural gas customer acquisition costs capitalized	**(2.2)**	(1.2)	**(7.0)**	(3.1)
Increase in non-cash operating working capital items	**(93.5)**	(59.1)	**(58.7)**	(28.1)
Cash flows from operating activities	**(31.9)**	2.2	**139.4**	167.6
Investing Activities				
Maintenance capital expenditures, net	**(3.1)**	(6.3)	**(17.0)**	(15.8)
Other capital expenditures, net	**(18.5)**	(3.2)	**(40.2)**	(6.2)
Acquisitions (Note 3)	**(405.4)**	(12.2)	**(471.2)**	(120.1)
Cash flows from investing activities	**(427.0)**	(21.7)	**(528.4)**	(142.1)
Financing Activities				
Revolving term bank credits and term loans	**103.0**	43.7	**1.6**	142.9
Net proceeds from sale of accounts receivable	**14.0**	20.8	**–**	–
Distributions to Unitholders	**(52.1)**	(45.0)	**(192.0)**	(179.1)
Receipt of management internalization loans receivable (Note 10(i))	**–**	–	**1.3**	2.6
Net proceeds from issue of 5.75% Series 1 convertible unsecured subordinated debentures	**–**	–	**167.6**	–
Net proceeds from issue of trust units, to finance JW Aluminum Company ("JWA") acquisition	**151.4**	–	**151.4**	–
Net proceeds from issue of 5.85% Series 1 convertible unsecured subordinated debentures, to finance JWA	**71.8**	–	**71.8**	–
JWA acquisition credit facility	**170.8**	–	**170.8**	–
Proceeds from exercise of trust unit warrants	**–**	–	**16.5**	8.1
Cash flows from financing activities	**458.9**	19.5	**389.0**	(25.5)
Change in Cash	**–**	–	**–**	–
Cash at Beginning and End of Period	**–**	–	**–**	–

(See Notes to the Interim Consolidated Financial Statements)

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of dollars, unless noted otherwise, except per trust unit amounts)

1. Distributable Cash Flows	**Three Months Ended December 31**		**Years Ended December 31**	
	2005	**2004**	**2005**	**2004**
Cash generated from operations before natural gas customer requisition costs and changes in working capital	**63.8**	62.5	**205.1**	198.8
Plus: Management internalization and retention costs (Note 10(i))	–	–	**1.3**	2.6
Less: Maintenance capital expenditures, net	**(3.1)**	(6.3)	**(17.0)**	(15.8)
Amortization of natural gas customer acquisition costs	**(0.7)**	(0.4)	**(2.4)**	(1.2)
Distributable Cash Flow	**60.0**	55.8	**187.0**	184.4
Distributable cash flow per trust unit, basic (Note 8)	**$0.70**	$0.74	**$2.35**	$2.54
Distributable cash flow per trust unit, diluted (Note 8)	**$0.67**	$0.70	**$2.27**	$2.40

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its unitholders ("Unitholders"), is equal to cash generated from operations before natural gas customer acquisition costs and changes in working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing operating capacity of Superior Plus Inc. ("Superior") and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability, are excluded from the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate Fund and business segment performance. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its sustainable distributable cash flow through regular monthly distributions. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying unaudited Interim Consolidated Financial Statements have been prepared according to GAAP applied on a consistent basis and include the accounts of the Fund, its wholly owned subsidiary, Superior and Superior's subsidiaries. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2004, except as noted below. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

(b) Change in Accounting Policy

Effective January 1, 2005, the Fund retroactively adopted a new accounting policy for Superior Energy Management's natural gas customer acquisition costs. Previously, customer acquisition costs were expensed at the time natural gas deliveries commenced under new contracts. Under the new policy, customer acquisition costs are capitalized and amortized on a straight-line basis over the term of the customer contract. This new policy provides improved matching of up-front contract acquisition costs with the economic benefits derived from gas sales over the term of the customer contract. The cumulative effect of the change in policy on the balance sheet as at December 31, 2004 was to increase intangible assets by $3.1 million, increase the future income tax liability by $1.1 million and increase retained earnings from operations by $2.0 million.

For the year ended December 31, 2004, the effect of the new policy on distributable cash flow resulted in an increase of $1.9 million. The effect on net earnings was to reduce operating and administrative costs by $1.9 million and increase future income taxes by $0.7 million, resulting in an increase in net earnings of $1.2 million. The effect on basic and diluted distributable cash flow per trust unit was an increase of $0.03 to $2.54 and $2.40 per trust unit respectively. The effect on basic and diluted net earnings per trust unit was an increase of $0.02 to $1.55 and $1.53 per trust unit respectively.

(c) Inventories

Superior Propane

Propane inventories are valued at the lower of weighted average cost and market determined on the basis of estimated net realizable value. Appliances, materials, supplies and other inventories are stated at the lower of cost and market determined on the basis of estimated replacement cost or net realizable value, as appropriate. Superior has an inventory of appliances rented to customers under rental contracts. The book value of this inventory is carried in the inventory accounts at cost less accumulated amortization. Amortization is provided on a straight-line basis, generally over a period of five years.

ERCO Worldwide

Inventories are valued at the lesser of cost and net realizable value, the cost of chemical inventories are determined on a first-in, first-out basis. Stores and supply inventories are costed on an average basis. Transactions are entered into from time to time with other companies to exchange chemical inventories in order to minimize working capital requirements and to facilitate distribution logistics. Balances related to quantities due to or payable by Superior are included in inventory.

JW Aluminum

Aluminum inventories are valued at the lesser of cost and net realizable value. Cost is calculated on a first-in, first-out basis.

Winroc

Inventories of building products are valued at the lower of cost and net realizable value. Cost is calculated on an average cost basis.

(d) Revenue Recognition

Superior Propane

Revenues from sales are generally recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold.

ERCO Worldwide

Revenues from chemical sales are recognized as products are shipped. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage-of-completion method based on cost incurred compared to total estimated cost.

JW Aluminum and Winroc

Revenue is recognized when products are delivered to the customer. Revenue is stated net of discounts and rebates granted.

Superior Energy Management

Revenues are recognized as gas is delivered to local natural gas distribution companies. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs.

3. Acquisitions

The following acquisitions were completed by Superior during 2005 and 2004:

On October 19, 2005, Superior acquired the shares of JW Aluminum Holding Company, a leading manufacturer of specialty flat rolled aluminum products in the United States, for consideration of $405.4 million (US $344.2 million).

On June 7, 2005, ERCO acquired a chloralkali potassium business in Port Edwards, Wisconsin for consideration of $22.4 million (the "Port Edwards" acquisition).

On April 11, 2005, Winroc acquired the shares of Leon's Insulation Inc., and associated entities (collectively "Leon's"), a distributor of specialty walls and ceilings construction products for consideration of $31.7 million of which $28.7 million was paid in cash (net of $5.3 million in cash acquired). Notes payable of $3.0 million bears interest at the prime bank rate and is repayable over a five year period. Additional consideration of up to $5.0 million is contingently payable over a period of five years based upon Leon's achieving specified annual targets. Future

payments will be treated as additional consideration as the amounts become payable, with a corresponding increase to goodwill.

On February 2, 2005, Superior Propane acquired the business of Foster Energy Corporation, a wholesale marketer of natural gas liquids, for consideration of $25.6 million of which $14.7 million was paid in cash (net of $2.3 million in cash acquired). Deferred consideration is payable over a five year period and has been recorded at its fair market value of $10.9 million, calculated by discounting future cash payments. Foster Energy is now being operated under the trade name Superior Gas Liquids ("SGL").

On December 7, 2004, Winroc acquired the assets of Interior Building Supplies Company Ltd. ("IBS"), for consideration of $12.2 million.

On June 11, 2004, Superior acquired all of the shares of the Winroc Corporation, Winroc Supplies Ltd. and Allroc Building Products Ltd. (collectively "Winroc"), a distributor of specialty walls and ceiling construction products in North America, for consideration of $104.2 million.

During 2004, Superior Propane acquired the assets of one propane related business and one fuel oil distribution business, for consideration of $3.7 million.

Using the purchase method of accounting for acquisitions, Superior consolidated the assets and liabilities from the acquisitions and included earnings as of the closing dates. The consideration paid for these acquisitions has been allocated as follows:

	2005				
	Acquisition of JWA	ERCO's Acquisition of Port Edwards	Winroc's Acquisition of Leon's	Superior Propane's Acquisition of SGL	Total
Cash consideration paid	403.6	21.6	28.2	14.6	468.0
Transaction costs	1.8	0.8	0.5	0.1	3.2
Total cash consideration	405.4	22.4	28.7	14.7	471.2
Notes payable and deferred consideration[1]	–	–	3.0	10.9	13.9
Total consideration	405.4	22.4	31.7	25.6	485.1
Property, plant and equipment	468.9	22.1	3.1	–	494.1
Goodwill	–	–	16.2	22.7	38.9
Intangibles	31.0	–	2.0	1.3	34.3
Working capital, net	71.1	3.2	10.4	1.6	86.3
Future income tax liability	(165.6)	–	–	–	(165.6)
Other liabilities	–	(2.9)	–	–	(2.9)
	405.4	22.4	31.7	25.6	485.1

[1] Notes payable and deferred consideration are unsecured obligations and have been included in revolving term bank credits and term loans on the Consolidated Balance Sheets.

	2004			
	Winroc's Acquisition of IBS	Acquisition of Winroc	Superior Propane Acquisitions	Total
Cash consideration paid	11.9	103.2	3.7	118.8
Transaction costs	0.3	1.0	–	1.3
Total cash consideration	12.2	104.2	3.7	120.1
Property, plant and equipment	0.9	18.2	1.4	20.5
Goodwill	6.0	52.5	1.0	59.5
Working capital, net	5.8	37.1	1.3	44.2
Other liabilities	(0.5)	(3.6)	–	(4.1)
	12.2	104.2	3.7	120.1

4. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sales in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At December 31, 2005 proceeds of $100.0 million (2004 – $100.0 million) had been received. The fair value of the retained interest arising from the sale at December 31, 2005 was $12.9 million (2004 – $13.1 million) and was estimated by discounting expected cash flows at prevailing money market rates. Cash flows related to this sales program were as follows:

	2005	2004
Net proceeds, beginning	**100.0**	100.0
Proceeds from collections re-invested in revolving period sales	**1,116.0**	1,164.2
Remittances of amounts collected on sales	**(1,116.0)**	(1,164.2)
Net proceeds from accounts receivable sales	**100.0**	100.0

5. Revolving Term Bank Credits and Term Loans

	Maturity Dates	**Effective Interest Rates [4]**	**2005**	2004
Revolving term bank credits [1]				
Bankers Acceptances ("BA")	2008	Floating BA rate plus applicable credit spread	**137.7**	176.8
LIBOR Loans (US $95.3 million; 2004 - US $58.3 million)	2008	Floating LIBOR rate plus applicable credit spread	**111.1**	70.1
			248.8	246.9
Other Debt				
Notes payable	2009, 2010	Prime	**8.0**	5.0
Deferred consideration	2010	Non-interest bearing	**11.3**	–
Mortgage payable (US $0.9 million; 2004 - US $1.4 million)	2011	7.53%	**1.1**	1.7
			20.4	6.7
Senior Secured Notes				
JWA acquisition credit facility (US $145.0 million)[2]	2007	Floating LIBOR rate plus applicable credit spread	**169.1**	–
Senior secured notes subject to floating interest rates (US $85.0 million; 2004 - US $85.0 million)[3]	2015	Floating LIBOR plus 1.7%	**99.1**	102.3
Senior secured notes subject to fixed interest rates (US $75.0 million; 2004 - US $75.0 million)[3]	2013, 2015	6.65%	**87.4**	90.3
			355.6	192.6
Total revolving term bank credits and term loans			**624.8**	446.2
Less current maturities			**2.0**	–
Revolving term bank credits and term loans			**622.8**	446.2

(1) During 2005, Superior and its wholly owned subsidiaries, Superior Plus US Holdings Inc. and Commercial e Industrial ERCO (Chile) Limitada, renewed and expanded their secured revolving term bank credit facilities. Superior has revolving term credit capacity of $425.0 million, an increase of $70.0 million from December 31, 2004 levels. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries.

(2) On October 19, 2005, Superior Plus US Holdings Inc. entered into a secured non-revolving term bank facility for US$145.0 million (Cdn $169.1 million at December 31, 2005) to partially finance the acquisition of JWA. The facility is secured by a general charge over the assets of Superior and certain of its subsidiaries.

(3) Senior Secured Notes (the "Notes") totaling US $160.0 million (CDN $186.5 million at December 31, 2005) are secured by a general charge over the assets of Superior and certain of its subsidiaries. Principal repayments begin in 2009. The estimated fair value of the Notes at December 31, 2005 was CDN $183.5 million. In conjunction with the issue of the Notes, Superior swapped US $85.0 million (CDN $99.1 million at December 31, 2005) of the fixed rate obligation into a US dollar floating rate obligation. The estimated fair value of the US $85.0 million interest rate swap at December 31, 2005 was a gain of $0.2 million (2004 - $2.4 million gain).

(4) The fixed interest rate obligation on $100.0 million of the Fund's Debentures (see Note 6) was swapped into a floating rate obligation. The estimated fair value of this swap agreement at December 31, 2005 was a gain of $2.6 million (2004 - $5.8 million gain).

Repayment requirements of the revolving term bank credits and term loans are as follows:

Current portion	2.0
Due in 2007	171.1
Due in 2008	251.0
Due in 2009	12.6
Due in 2010	5.1
Subsequent to 2010	183.0
Total	624.8

6. Convertible Unsecured Subordinated Debentures

The Fund has issued four series of Debentures denoted as 8% Series 1, 8% Series 2, 5.75% Series 1 and 5.85% Series 1 as follows:

	Series 1	Series 2	Series 1	Series 1	Unamortized Discount	Total Carrying Value
Maturity date	July 31, 2007	November 1, 2008	December 31, 2012	October 31, 2015		
Fixed distribution rate	8.0%	8.0%	5.75%	5.85%		
Conversion price per trust unit	$16.00	$20.00	$36.00	$31.25		
Debentures outstanding December 31, 2003	25.6	208.9			(1.5)	233.0
Conversion of debentures and amortization of discount during 2004	(11.7)	(106.3)			1.0	(117.0)
Debentures outstanding December 31, 2004	13.9	102.6			(0.5)	116.0
Issuance of 5.75% Series 1 Debentures on June 14, 2005			175.0		(3.1)	171.9
Issuance of 5.85% Series 1 Debentures on October 19, 2005				75.0	(0.6)	74.4
Conversion of debentures and amortization of discount during 2005	(5.0)	(43.3)	(0.1)	–	0.4	(48.0)
Debentures outstanding December 31, 2005	8.9	59.3	174.9	75.0	(3.8)	314.3
Quoted market value December 31, 2005	13.3	72.4	177.6	77.6		

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

7. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Unitholders ' Equity
Unitholders' equity, December 31, 2003[1]	**69.4**	**611.7**
Conversion of Debentures - (8% Series 1 - $11.7 million converted @ $16 per trust unit; and 8% Series 2 - $106.3 million converted @ $20 per unit) (Note 6)	6.0	114.4
Exercise of trust unit options	0.1	–
Exercise of trust unit warrants	0.4	8.1
Trust unit incentive plan compensation expense	–	3.2
Repayment of management internalization loans receivable (Note 10(i))	–	2.6
Currency translation adjustment	–	(1.4)
Net earnings[1]	–	112.4
Distribution to Unitholders	–	(179.1)
Unitholders' equity, December 31, 2004[1]	**75.9**	**671.9**
Conversion of Debentures - (8% Series 1 - $5.0 million converted @ $16 per trust unit 8% Series 2 - $43.3 million converted @ $20 per trust unit, and 5.75% Series 1 - $0.1 million converted @ $36 per trust unit) (Note 6)	2.6	48.0
Exercise of trust unit warrants	0.8	16.5
Trust unit incentive plan compensation recovery	–	(4.6)
Repayment of management internalization loans receivable (Note 10(i))	–	1.3
Trust units issued to finance the JW Aluminum acquisition	6.2	151.4
Option value associated with the issue of 5.75% and 5.85% Series 1 Debentures	–	3.7
Currency translation adjustment	–	0.6
Net earnings	–	106.1
Distributions to unitholders	–	(192.0)
Unitholders' equity, December 31, 2005	**85.5**	**802.9**

[1] See Note 2(b)

Unitholders' capital and deficit as at December 31, 2005 and 2004 consists of the following components:

	2005	2004
		(See Note 2(b))
Unitholders' capital		
Trust unity equity	**1,332.3**	1,114.5
Conversion feature on warrants and convertible debentures	**4.8**	1.6
Contributed surplus	**1.2**	5.9
	1,338.3	1,122.0
Deficit		
Retained earnings from operations	**368.4**	262.3
Accumulated distributions on trust unit equity	**(903.1)**	(711.1)
	(534.7)	(448.8)

At December 31, 2005, the Fund had 2.3 million trust unit warrants outstanding (2004 – 3.1 million), exercisable at $20 per trust unit warrant. The trust unit warrants expire May 8, 2008.

8. Net Earnings and Distributable Cash Flow per Trust Unit

	3 Months ended December 31		Year Ended December 31	
	2005	2004	**2005**	2004
Net earnings per trust unit computation, basic				
Net earnings	**21.7**	33.5	**106.1**	112.4
Weighted average trust units outstanding	**85.4**	75.0	**79.7**	72.7
Net earnings per trust unit, basic	**$ 0.25**	$ 0.45	**$ 1.33**	$ 1.55
Distributable cash flow per trust unit computation, basic				
Distributable cash flow	**60.0**	55.8	**187.0**	184.4
Weighted average trust units outstanding	**85.4**	75.0	**79.7**	72.7
Distributable cash flow per trust unit, basic	**$ 0.70**	$ 0.74	**$ 2.35**	$ 2.54
Net earnings per trust unit computation, diluted				
Net earnings	**21.7**	33.5	**106.1**	112.4
Dilutive effect of:				
Debentures	**0.2**	2.7	**0.8**	1.7
Net earnings, assuming dilution	**21.9**	36.2	**106.9**	114.1
Net earnings, weighted average trust units outstanding	**85.4**	75.0	**79.7**	72.7
Dilutive effect of:				
Debentures	**0.6**	6.9	**0.6**	1.1
Trust unit options	**0.1**	0.2	**0.1**	0.2
Trust unit warrants	**0.3**	0.9	**0.8**	0.8
Weighted average trust units outstanding, assuming dilution	**86.4**	83.0	**81.2**	74.8
Net earnings per trust unit, diluted	**$ 0.25**	$ 0.44	**$ 1.32**	$ 1.53
Distributable cash flow per trust unit computation, diluted				
Distributable cash flow	**60.0**	55.8	**187.0**	184.4
Dilutive effect of:				
Debentures	**4.9**	2.7	**13.1**	14.1
Distributable cash flow, assuming dilution	**64.9**	58.5	**200.1**	198.4
Distributable cash flow, weighted average trust units outstanding	**85.4**	75.0	**79.7**	72.7
Dilutive effect of:				
Debentures	**10.4**	6.9	**7.4**	9.1
Trust unit options	**0.1**	0.2	**0.1**	0.2
Trust unit warrants	**0.3**	1.0	**0.8**	0.8
Weighted average trust units outstanding, assuming dilution	**96.2**	83.1	**88.0**	82.8
Distributable cash flow per trust unit, diluted	**$ 0.67**	$ 0.70	**$ 2.27**	$ 2.40

Trust unit options whose exercise price was greater than the market price and Debentures that were anti-dilutive were excluded from this calculation.

9. Commitments

(i) Lease commitments for rail cars, premises and other equipment for the next five years and thereafter are as follows:

2006	22.5
2007	19.1
2008	15.8
2009	10.5
2010	6.6
2011 and thereafter	17.4

(ii) Purchase commitments under long-term natural gas, aluminum and propane contracts for the next five years and thereafter are as follows:

	Cdn$ Natural Gas	US$ Natural Gas	US$ Aluminum	US$ Propane
2006	63.3	155.6	44.4	12.6
2007	46.9	127.0	–	–
2008	41.7	116.7	–	–
2009	39.0	107.9	–	–
2010	21.0	52.9	–	–
2011 and thereafter	1.1	0.9	–	–

Superior is similarly committed to long-term natural gas, aluminum and propane sales contracts to supply customers.

(iii) ERCO Worldwide has entered into fixed price electricity purchase contracts for a portion of its Alberta power requirements, for up to twelve years at an average cost of $45.00 per Megawatt Hour. Commitments for the next five years and thereafter are as follows:

2006	22.0
2007	17.7
2008	17.7
2009	17.7
2010	17.7
2011 and thereafter	124.2

(iv) Superior has entered into long-term forward contracts to purchase US dollars in order to hedge US dollar out-flows of SEM net of in-flows of ERCO Worldwide as follows:

	Net US $ Purchases	**Conversion Rate**
2006	26.4	1.25
2007	53.7	1.23
2008	100.1	1.22
2009	107.2	1.21
2010	52.9	1.17
2011 and thereafter	1.2	1.14

As at December 31, 2005, the net mark-to-market loss on long-term foreign currency forward contracts was $16.3 million (2004 - $8.7 million).

(v) ERCO Worldwide has entered into a long-term agreement with CMPC Celulosa S.A. ("CMPC"), a division of Empresas S.A. to supply sodium chlorate to CMPC's three pulp mills in Chile. As part of this agreement, ERCO Worldwide will construct a sodium chlorate manufacturing plant adjacent to the CMPC Pacifico Mill at an estimated total cost of $65 million. The new plant is scheduled to start-up in mid-2006. Cumulative expenditures to December 31, 2005 were $28.9 million (2004 - $1.4 million).

10. Related Party Transactions and Agreements

(i) Management Internalization Transaction

On May 8, 2003, Superior completed the internalization of its management and administration agreements. The internalization process resulted in the elimination of management incentive and administration fees effective January 1, 2003. The funds paid to the Manager and Administrator to terminate the contracts were immediately re-invested into trust units and warrants. As part of the internalization transaction, non-interest-bearing loans aggregating $6.5 million were advanced to the executive officers and were used to fund the purchase of 0.325 million trust units at $20.00 per trust unit. The loans are repayable over a four year period in the form of annual retention bonuses of which $1.3 million was repaid in 2005 (2004 – $2.6 million). As at December 31, 2005, the remaining loans receivable of $2.6 million (2004 - $3.9 million) have not been recorded as an asset by Superior, but have been deducted directly from unitholders' equity, in recognition of the certainty of collection over the remaining two years.

(ii) Management Trust Unit Purchase Plan Loan Guarantee
A number of senior employees of Superior have obtained guarantees from Superior under the terms of the Management Trust Unit Purchase Plan (the "MTUPP"), whereby participants may acquire trust units of the Fund through open market purchases in pledge accounts established by individual participants with an investment dealer. Participants borrow directly from a chartered bank the entire cash amount required to make the trust unit purchases with Superior guaranteeing up to 66% of the loan amount. As at December 31, 2005, the aggregate quoted market value of trust units owned under the MTUPP was $4.1 million (2004 – $3.0 million). The aggregate amount of participant loans from a chartered bank was $4.0 million (2004 – $1.9 million), which were supported by guarantees of Superior aggregating $2.6 million (2004 – $1.2 million).

11. Business Segments
Superior operates five distinct business segments; the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of specialty chemicals and related products and services operating under the ERCO Worldwide trade name ("ERCO"); the manufacture and sale of specialty flat rolled aluminum products operating as JW Aluminum Company ("JWA" or "JW Aluminum"); the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas under fixed price term contracts operating under the Superior Energy Management trade name ("SEM"). Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. Intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the three months ended December 31, 2005	Superior Propane	ERCO	JWA[1]	Winroc	SEM	Corporate	Total Consolidated
Revenues	262.4	117.1	112.2	126.1	80.3	(0.9)	697.2
Cost of products sold	182.5	60.7	99.7	93.7	76.0	(0.9)	511.7
Gross profit	79.9	56.4	12.5	32.4	4.3	–	185.5
Expenses							
Operating and administrative	49.7	27.9	2.2	21.3	2.5	0.8	104.4
Amortization of property, plant and equipment	2.3	39.6	7.3	0.5	–	–	49.7
Amortization of intangible assets	–	1.2	0.6	0.2	–	–	2.0
Interest on term bank credits and term loans	–	–	–	–	–	7.7	7.7
Interest on convertible unsecured subordinated debentures	–	–	–	–	–	4.8	4.8
Amortization of deferred convertible debenture issue costs	–	–	–	–	–	0.6	0.6
Income tax expense (recovery) of Superior	9.1	(4.5)	(0.7)	4.7	0.4	(14.4)	(5.4)
	61.1	64.2	9.4	26.7	2.9	(0.5)	163.8
Net earnings	18.8	(7.8)	3.1	5.7	1.4	0.5	21.7
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	2.3	40.8	7.9	0.7	–	0.6	52.3
Future income tax expense (recovery)	8.9	(5.3)	(1.9)	3.3	0.4	(15.0)	(9.6)
Trust unit incentive plan expense	–	–	–	–	–	(1.3)	(1.3)
Less: Maintenance capital expenditures, net	1.9	(3.5)	(0.5)	(1.0)	–	–	(3.1)
Distributable cash flow	31.9	24.2	8.6	8.7	1.8	(15.2)	60.0

For the three months ended December 31, 2004	Superior Propane	ERCO	JWA[1]	Winroc[2]	SEM[3]	Corporate	Total Consolidated
Revenues	211.9	100.7	–	98.6	55.6	(1.6)	465.2
Cost of products sold	131.6	51.3	–	76.5	52.2	(1.6)	310.0
Gross profit	80.3	49.4	–	22.1	3.4	–	155.2
Expenses							
Operating and administrative	43.7	22.3	–	14.1	1.6	4.8	86.5
Amortization of property, plant and equipment	6.9	14.9	–	1.3	–	–	23.1
Amortization of intangible assets	–	1.3	–	–	–	–	1.3
Interest on term bank credits and term loans	–	–	–	–	–	4.6	4.6
Interest on convertible unsecured subordinated debentures	–	–	–	–	–	2.7	2.7
Amortization of deferred convertible debenture issue costs	–	–	–	–	–	0.4	0.4
Income tax expense (recovery) of Superior	9.1	2.6	–	2.9	0.6	(12.1)	3.1
	59.7	41.1	–	18.3	2.2	0.4	121.7
Net earnings	20.6	8.3	–	3.8	1.2	(0.4)	33.5
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	6.9	16.2	–	1.3	–	0.4	24.8
Future income tax expense (recovery)	8.6	2.1	–	2.2	0.6	(11.5)	2.0
Trust unit incentive plan expense	–	–	–	–	–	1.8	1.8
Less: Maintenance capital expenditures, net	(2.6)	(2.7)	–	(1.0)	–	–	(6.3)
Distributable cash flow	33.5	23.9	–	6.3	1.8	(9.7)	55.8

(1) JWA was acquired October 19, 2005
(2) Winroc was acquired June 11, 2004
(3) See Note 2(b)

For the year ended December 31, 2005	Superior Propane	ERCO	JWA[1]	Winroc	SEM	Corporate	Total Consolidated
Revenues	856.2	431.6	112.2	486.6	288.4	(3.6)	2,171.4
Cost of products sold	571.8	224.7	99.7	368.8	273.9	(3.6)	1,535.3
Gross profit	284.4	206.9	12.5	117.8	14.5	–	636.1
Expenses							
Operating and administrative	186.6	101.9	2.2	78.6	9.2	4.1	382.6
Amortization of property, plant and equipment	17.9	87.4	7.3	2.7	–	–	115.3
Amortization of intangible assets	–	5.1	0.6	0.3	–	–	6.0
Interest on revolving term bank credits and term loans	–	–	–	–	–	22.8	22.8
Interest on convertible unsecured subordinated debentures	–	–	–	–	–	12.9	12.9
Amortization of convertible debenture issue costs	–	–	–	–	–	1.7	1.7
Management internalization costs	–	–	–	–	–	1.3	1.3
Income tax expense (recovery) of Superior	28.8	5.1	(0.7)	14.1	1.9	(61.8)	(12.6)
	233.3	199.5	9.4	95.7	11.1	(19.0)	530.0
Net earnings	51.1	7.4	3.1	22.1	3.4	19.0	106.1
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	17.9	92.5	7.9	3.0	–	1.7	123.0
Future income tax expense (recovery)	28.0	1.3	(1.9)	10.7	1.9	(61.8)	(21.8)
Trust unit incentive plan recovery	–	–	–	–	–	(4.6)	(4.6)
Management internalization costs	–	–	–	–	–	1.3	1.3
Less: Maintenance capital expenditures, net	(2.8)	(8.1)	(0.5)	(5.6)	–	–	(17.0)
Distributable cash flow	94.2	93.1	8.6	30.2	5.3	(44.4)	187.0

For the year ended December 31, 2004	Superior Propane	ERCO	JWA[1]	Winroc[2]	SEM[3]	Corporate	Total Consolidated
Revenues	720.2	396.0	–	229.0	211.3	(3.7)	1,552.8
Cost of products sold	433.5	202.8	–	179.5	197.9	(3.7)	1,010.0
Gross profit	286.7	193.2	–	49.5	13.4	–	542.8
Expenses							
Operating and administrative	173.9	92.2	–	31.3	5.7	10.1	313.2
Amortization of property, plant and equipment	22.1	53.4	–	2.7	–	–	78.2
Amortization of intangible assets	–	5.5	–	–	–	–	5.5
Interest on term bank credits and term loans	–	–	–	–	–	15.5	15.5
Interest on convertible unsecured subordinated debentures	–	–	–	–	–	13.6	13.6
Amortization of deferred convertible debenture issue costs	–	–	–	–	–	1.6	1.6
Management internalization costs	–	–	–	–	–	2.6	2.6
Income tax expense (recovery) of Superior	32.6	15.5	–	5.5	2.8	(56.2)	0.2
	228.6	166.6	–	39.5	8.5	(12.8)	430.4
Net earnings	58.1	26.6	–	10.0	4.9	12.8	112.4
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	22.1	58.9	–	2.7	–	1.6	85.3
Future income tax expense (recovery)	31.4	13.4	–	4.3	2.8	(55.2)	(3.3)
Trust unit incentive plan expense	–	–	–	–	–	3.2	3.2
Management internalization costs	–	–	–	–	–	2.6	2.6
Less: Maintenance capital expenditures, net	(5.6)	(7.6)	–	(2.6)	–	–	(15.8)
Distributable cash flow	106.0	91.3	–	14.4	7.7	(35.0)	184.4

[1] JWA was acquired October 19, 2005
[2] Winroc was acquired June 11, 2004
[3] See Note 2(b)

Total Assets, Net Working Capital, Acquisitions and Other Capital Expenditures

	Superior Propane	ERCO	JWA[1]	Winroc[2]	SEM[3]	Corporate	Total Consolidated
As at December 31, 2005							
Net working capital	101.8	(3.1)	84.9	64.1	(8.3)	9.8	249.2
Total assets	695.4	738.8	622.0	194.8	42.9	33.9	2,327.8
As at December 31, 2004							
Net working capital	61.3	(8.1)	–	50.5	(2.3)	(3.5)	97.9
Total assets	603.6	754.6	–	152.9	28.6	12.4	1,552.1
For the three months ended December 31, 2005							
Acquisitions	–	–	405.4	–	–	–	405.4
Other capital expenditures, net	–	16.4	1.9	0.2	–	–	18.5
For the year ended December 31, 2005							
Acquisitions	14.7	22.4	405.4	28.7	–	–	471.2
Other capital expenditures, net	1.9	36.2	1.9	0.2	–	–	40.2
For the three months ended December 31, 2004							
Acquisitions	–	–	–	12.2	–	–	12.2
Other capital expenditures, net	0.5	2.7	–	–	–	–	3.2
For the year ended December 31, 2004							
Acquisitions	3.7	–	–	116.4	–	–	120.1
Other capital expenditures, net	0.5	5.7	–	–	–	–	6.2

(1) JWA was acquired October 19, 2005
(2) Winroc was acquired June 11, 2004
(3) See Note 2(b)

Geographic Information

	Canada	United States	Other	Total Consolidated
Revenues for the year ended December 31, 2005	1,670.7	476.7	24.0	2,171.4
Property, plant and equipment as at December 31, 2005	591.8	551.7	24.1	1,167.6
Total assets as at December 31, 2005	1,475.8	814.4	37.6	2,327.8
Revenues for the year ended December 31, 2004	1,271.4	256.3	25.1	1,552.8
Property, plant and equipment as at December 31, 2004	663.2	77.8	–	741.0
Total assets as at December 31, 2004	1,402.6	149.5	–	1,552.1

12. Comparative Figures

Certain reclassifications of prior period amounts have been made to conform to current period presentations.